wifigen - retention, made simple

"Wifigen helps businesses brand and capitalize FREE WiFi" - TechinAsia



Problems faced by Brick & Mortar retailers

- By the help of sophisticated analytics & marketing tools e-commerce is outgrowing brick & mortar retail industry every year
- These retailers have no easier means to quantify customer retention
- Its nearly impossible for them to collect customer data
- Even if they collect it, not many of them know how to use it
- Most of these retailers offer free WiFi to customers but get almost nothing in return



Solution

Wifigen is bridging the digital divide by giving equally powerful tools in the hands of **Brick & Mortar** retailers.







Cloud based Ai platform that easily integrates into WiFi network

Intelligently creates customer profiles & collects data

This data can be used for BI, target marketing & customer retention



How it works: Coffee shop example

- Customers opt-in some personal information to use FREE WiFi while sipping coffee
- This data is analyzed & stored by our cloud based dashboard.
- Our artificially intelligent backend uses this data to produce human friendly analytics
- Coffee shop owner can design customer specific marketing campaigns



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Market Opportunity

WiFi & Retailers exist in almost every part of the world. However, lets be more specific

Hyper Local Market (New York City, United States.)

- About 8600 Coffee shops
- Over 24000 Eateries

*We have over 5000 customer queries from 74 different countries who want to use Wifigen but due to limited resources we will focus on US first, one city at a time and then gradually expand to other markets.



Business Model

SaaS model with minimum $39.99/month subscription

Monthly
Subscription

Starting from $39.99/Location

Add on
Features

Avg. $14.99/Location/Month



Traction

Wifigen powered Pakistan's largest FREE WiFi network with over a million people connecting every month

Featured by:

Trusted by:











Competition

Direct competitors



Characteristics

- Similar technology platform
- Difficult and expensive installation
- Selling OEM hardware
- Zenreach is invested by Peter Thiel & Ashton Kutcher

Wifigen Advantages

- Non tech savvy friendly customer experience
- Easy installation
- Integrates into existing network
- Off the shelf hardware support



What we have accomplished

- Did our pilot at Changi Airport Singapore
- Registered Delaware LLC and Raised $250K from U.S. Investors
- Featured in top 10 asian innovative startups
- Powered Pakistan's largest public WiFi network
- Founder made it to Forbes 30 under 30 list



Financials

We need 18 months of financing to reach 500 paid subscribers

$250k	**500**	**$300k**
Seed Round	Customers	Revenue
(Pre bridge)	(Hotspots)	(Recurring)
Investment opportunity	avg. $50 subscription	over 24 months



People behind Wifigen



Umar Malik
CTO

- Problem Solver
- Systems Architect
- Foodie



Bilal Athar
Founder - CEO

- Forbes 30/30 Asia
- Network Engineer
- Musician



Dr. John R. Patrick
Mentor/Angel

- Internet visionary and Author
- Former Vice President, IBM
- Cars & Bikes